UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For December 4, 2025

Commission File Number: 001-42565

BELIVE HOLDINGS

(Exact name of Registrant as specified in its charter)

26A Ann Siang Road

#03-00

Singapore 069706

(Address of principal executive offices)

Kenneth Teck Chuan Tan, Chief Executive Officer

Telephone: +65 9090 5788

Email: kenneth.tan@belive.sg

26A Ann Siang Road

#03-00

Singapore 069706

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

BELIVE AI STUDIOS ENTERS INTO MEMORANDUM OF UNDERSTANDING

On December 4, 2025, BeLive AI Studios Pte. Ltd. (“BeLive Studios”), a Singapore limited liability company and an indirect wholly-owned subsidiary of BeLive Holdings (NASDAQ:BLIV), entered into a memorandum of understanding (the “MOU”) with NewUnivers Inc. (“NewUnivers”) and ChopChop Systems (“ChopChop”), pursuant to which the parties have established a strategic framework for collaborating on the co-development and co-production of approximately 50 microdramas, including ideation, scripting, casting, production, post-production, and distribution over the next twelve months. In accordance with the terms and provisions of the MOU, the collaboration includes developing a content distribution ecosystem covering end-to-end microdrama development and the integration of ChopChop Systems’ workflow technology into BeLive Studio’s and NewUnivers’ processes to support more efficient production operations.

The partnership was initiated through Content IP Xcelerate in Singapore, operated by the Korea Creative Content Agency (KOCCA) Singapore Business Centre, and formally presented during KOCCA’s participation at the Asia TV Forum and Market (the “ATF”), during which the MOU-signing ceremony was held in the presence of government and industry representatives from Korea and Singapore.

BeLive Studios is a recently created subsidiary of BeLive Holdings, which is a technology provider in interactive live and video commerce solutions that combines cinematic storytelling with technology-driven innovation, positioning itself as a new-generation studio that builds, scales, and monetizes intellectual property across microdramas, branded entertainment, and interactive formats.

NewUnivers’ business involves creating a K-short-form drama production ecosystem, encompassing planning, production, distribution, and services, to connect K-creators and intellectual property with the global 3.0 streaming video market.

ChopChop provides workflow solutions for media professionals, filmmakers and content creators with its automated post-production workflows helping creators deliver more stories, faster.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect,” “pending,” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

Exhibits

99.1	Memorandum of Understanding dated December 4, 2025 among BeLive AI Studios Pte. Ltd., NewUnivers Inc. and ChopChop Systems.

99.2	Press Release dated December 4, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELIVE HOLDINGS (Registrant)

Date: December 16, 2025	By:	/s/ Kenneth Teck Chuan Tan
Kenneth Teck Chuan Tan, Chief Executive Officer